UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Stratasys Ltd. (“Stratasys” or the “Company”) hereby notifies its shareholders that it will hold its Annual General Meeting of Shareholders (the “Meeting”) on Thursday, July 10, 2014 at 9:00 a.m. U.S. Central Time, at the Stratasys NASH Building, located at 9600 West 76th Street, Eden Prairie, Minnesota 55344-2020.  The record date for the determination of the holders of Stratasys’ ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 per share (“Ordinary Shares”), entitled to vote at the Meeting is Tuesday, June 10, 2014.

At the Meeting, Stratasys’ shareholders will be asked to vote on the following:

1.  The election of Ms. Ziva Patir, who qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999 (the “Companies Law”), to serve as the unclassified director of the Company.

2.  The approval of a cash bonus of 1,880,800 New Israeli Shekels (“NIS”) (approximately $541,550) to be paid to Mr. David Reis, the Company’s Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2013, as determined by the compensation committee of the Company’s board of directors (the “Compensation Committee” and the “Board”, respectively) and the Board pursuant to their authority under Mr. Reis’ existing employment agreement and our Compensation Policy for Executive Officers and Directors (our “Compensation Policy”).

3.  The approval of a cash bonus of $177,716 to be paid to Mr. S. Scott Crump, the Company’s Chairman and Chief Innovation Officer, in respect of his performance for the year ended December 31, 2013, as determined by the Compensation Committee and the Board pursuant to their authority under our Compensation Policy.

4.  The approval of a cash bonus of NIS 574,500 (approximately $165,420) to be paid to Mr. Ilan Levin, a director and the Chairman of Baccio Corporation, the parent entity of the Company’s MakerBot group of companies, in respect of his performance for the year ended December 31, 2013, as determined by the Compensation Committee and the Board pursuant to their authority under our Compensation Policy.

5.  The approval of the terms of a grant of options to purchase 22,000 ordinary shares, nominal value NIS 0.01 per share, of Stratasys Ltd. (“ordinary shares”), to each of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter, as directors of the Company.

6.  The approval of an increase in the coverage under the Company’s directors’ and officers’ liability insurance policy to an aggregate maximum coverage of $80 million.

7.  The reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2014 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition, the Company will hold a discussion with respect to its financial statements for fiscal year 2013 at the Meeting.  This Proposal will not involve a vote of the shareholders.

The Board of Directors of Stratasys recommends that Stratasys’ shareholders vote in favor of all of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least a majority of Stratasys’ voting rights will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Thursday, July 17, 2014 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The vote of all Stratasys shareholders is important regardless of whether they attend the Meeting.  Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

Approval of each proposed action above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposal No. 2 is also subject to satisfaction of one of the following, additional voting requirements:

•                                the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•                                the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in our Company.

Stratasys will soon provide to its shareholders a proxy statement describing, in detail, additional logistical information related to the Meeting, the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other information related to the Meeting (including further information related to the required vote for approval of each proposal). The Company will also furnish copies of the proxy statement to the Securities and Exchange Commission (“SEC”) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com or by directing such request to Shane Glenn, the Company’s Vice President of Investor Relations, at sglenn@stratasys.com.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by the Company on June 5, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: June 5, 2014	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and
Chief Operating Officer